SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from          to

COMMISSION FILE NUMBER 333-130283

A.            Full title of the plan:  CIBC World Markets Incentive Savings Plan for United States Employees

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

CIBC World Markets Incentive Savings Plan for United States Employees

December 31, 2017 and 2016 and Year Ended December 31, 2017

With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements

and Supplemental Schedule

December 31, 2017 and 2016 and Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of the CIBC World Markets Incentive Savings Plan for United States Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CIBC World Markets Incentive Savings Plan for United States Employees (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2005.
New York, New York
June 27, 2018

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Investments at fair value	$316,005,681	262,583,240

Receivables:
Notes receivable from participants	1,719,297	1,438,296
Employer contributions	2,962,107	2,459,788
Total Receivables	4,681,404	3,898,084
Total Assets	320,687,085	266,481,324
Net assets available for benefits	320,687,085	266,481,324

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions
Investment income:
Net appreciation in fair value of investments	$39,498,096
Interest and dividends	8,987,992
48,486,088

Interest income on notes receivable from participants	66,412

Contributions:
Participants	9,273,332
Employer	6,691,883
Rollover	2,704,927
18,670,142
Other	407,756
Total additions	67,630,398

Deductions
Benefits paid to participants	13,257,569
Administrative expenses	167,068
Total deductions	13,424,637

Net increase in net assets available for benefits	54,205,761

Net assets available for benefits:
Beginning of year	266,481,324
End of year	$320,687,085

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) provides for general information about the Plan’s provisions. Participants should refer to the plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. Employees are eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On January 1, 2014, CIBC amended the Incentive Savings Plan to accept employees from Atlantic Trust.  These employees were entitled to participate in the Plan and were fully vested upon entry in the Plan.

Contributions

Each year, plan participants may contribute between 1% and 100% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. For the Atlantic Trust Employees, CIBC matches up to 100% of a participant’s contribution up to 6% of the participant’s base salary. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). For eligible employees of Atlantic Trust, “salary” means wages, salary, overtime pay, bonuses, and commissions. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan.  During 2017, management paid a discretionary bonus contribution to the participants of the Plan of $1,771,502 (net of forfeitures of approximately $258,000), which was recorded for the period ended December 31, 2016 as a portion of the employer contributions receivable on the statement of net assets available for benefits.  Management has approved a discretionary bonus contribution to the participants of the Plan of $2,199,444 (net of forfeitures of approximately $70,000) for employees in the Plan as of December 31, 2017.  This amount in included in employer  contributions receivable on the statement of net assets available for benefits and is included as a portion of the employer contributions on the statement of changes in net assets available for benefits.  All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”). Participants direct all contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future CIBC contributions. At December 31, 2017 and 2016, forfeited nonvested  accounts totaled $63,935 and $164,849, respectively.  For the year ended December 31, 2017 forfeitures of approximately $257,507 were used to offset CIBC contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document.  If a participant terminates employment with CIBC, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 60 days.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee fees, and fees relating to notes receivable from participants, if any.  Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC and excluded from these financial statements.

CIBC Stock Fund

The Plan invests in common stock of CIBC through its CIBC Stock Fund. The CIBC Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by CIBC prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2017. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 3 for discussion of fair value measurements.

The U.S. Benefits Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The U.S. Benefits Committee reports to the Audit Committee of the Company.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements (continued)

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  quoted prices for similar assets and liabilities in active markets

•                  quoted prices for identical or similar assets or liabilities in markets that are not active

•                  observable inputs other than quoted prices that are used in the valuation of the asset

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

CIBC stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the last exchange traded price of shares held by the Plan at year end.

Common collective trust fund: The common collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
CIBC Stock Fund	$17,786,997	$—	$—	$17,786,997
Registered investment companies	287,730,205	—	—	287,730,205
Total assets in the fair value hierarchy	$305,517,202	$—	$—	$305,517,202
Investments measured at net asset value				10,488,479
Investments at fair value				$316,005,681

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
CIBC Stock Fund	$14,633,000	$—	$—	$14,633,000
Registered investment companies	238,272,415	—	—	238,272,415
Total assets in the fair value hierarchy	$252,905,415	$—	$—	$252,905,415
Investments measured at net asset value				9,677,825
Investments at fair value				$262,583,240

The Plan determines the timing of transfers between levels as of the beginning of the year.  There were no transfers in or out of Level 3 during the year.  There were also no transfers between Level 1 or 2 during the year.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements (continued)

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

			Redemption
			Frequency (If
December 31,		Unfunded	Currently	Redemption
2017	Fair Value	Commitments	Eligible)	Notice Period

Common/collective Trust fund	$10,488,479	n/a	Daily	n/a

			Redemption
			Frequency (If
December 31,		Unfunded	Currently	Redemption
2016	Fair Value	Commitments	Eligible)	Notice Period

Common/collective Trust fund	$9,677,825	n/a	Daily	n/a

4. Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions.  The Plan also invests in the CIBC stock fund which also qualifies as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 03, 2017, stating that the Plan is qualified under Section 401(a) of the Code.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain  position that more likely than not, would not be sustained upon examination by the IRS.  Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

EIN: #13-1942440

Plan:  # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Shares, or Rate of Interest	Current Value

Registered Investment Companies:
American Funds EuroPacific Growth Fund		264,546 shares	$14,851,590
DFA US Targeted Value Portfolio		103,920 shares	2,586,564
Dodge & Cox Stock Fund		191,045 shares	38,898,677
Franklin Small-Mid Cap Growth Fund		78,920 shares	3,079,439
Invesco Real Estate Institutional		120,979 shares	2,570,794
MSIF Global Real Estate Fund		73,686 shares	820,129
Prudential Core Plus Bond Fund		992 shares	160,161
T. Rowe Price Blue Chip Growth Fund		641,203 shares	24,000,210
TS&W Mid Cap Value Trust Fund, CIT		86,539 shares	3,270,184
T. Rowe Emerging Markets Equity Fund		170,189 shares	6,991,348
* Vanguard High-Yield Corporate Fund		1,090,521 shares	6,455,883
* Vanguard Institutional Index Fund		255,759 shares	62,267,115
* Vanguard Mid-Cap Index Fund		139,797 shares	5,916,196
* Vanguard Prime Money Market Fund		17,665,159 shares	17,665,159
* Vanguard Small-Cap Index Fund		278,050 shares	19,680,344
* Vanguard Target Retirement 2015 Fund		115,433 shares	2,538,378
* Vanguard Target Retirement 2020 Fund		244,808 shares	5,515,530
* Vanguard Target Retirement 2025 Fund		486,465 shares	11,120,588
* Vanguard Target Retirement 2030 Fund		377,493 shares	8,727,635
* Vanguard Target Retirement 2035 Fund		329,437 shares	7,698,940
* Vanguard Target Retirement 2040 Fund		219,305 shares	5,179,986
* Vanguard Target Retirement 2045 Fund		213,243 shares	5,075,178
* Vanguard Target Retirement 2050 Fund		135,266 shares	3,222,025
* Vanguard Target Retirement 2055 Fund		61,612 shares	1,470,063
* Vanguard Target Retirement 2060 Fund		46,328 shares	1,105,387
* Vanguard Target Retirement Income		94,472 shares	2,031,153
* Vanguard Total Bond Market Index Fund		1,440,188 shares	15,482,019
* Vanguard Total International Stock Index Fund		172,224 shares	5,256,288
Voya Small-Cap Opportunities Fund		63,728 shares	4,093,242
Total registered investment companies			287,730,205

*CIBC Stock Fund		456,311 shares	17,786,997
*Vanguard Retirement Savings Trust		10,488,479 shares	10,488,479
*Notes receivable from participants	Interest Rates Ranging From	4.25% – 9.25%	1,719,297
Total assets			$317,724,978

*Permitted party-in-interest

Note:         Cost information is not required for participant directed investments, and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the CIBC World Markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2018

CIBC World Markets Incentive Savings Plan for United States Employees

By:	/s/ Daniel R. Brown
Daniel R. Brown, a member of the
U.S. Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP